parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

Collecchio, April 19, 2007

Re: Parmalat S.p.A.
File No. 82-34888
Exemption Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Dear Mr. Staffin:

We hereby amend the exemption granted by the U.S. Securities and Exchange Commission ("SEC) from the reporting obligations of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b), to provide that, in accordance with the terms of Rule 13g3-2(f)(1) and starting from June 4, 2007, our company will no longer physically mail the materials specified in Rule 12g3-2(b)(1)(iii) to the SEC, and will satisfy its SEC submission obligations under its Rule 12g3-2(b) exemption by publishing the applicable materials on its website www.parmalat.com (or any successor website our company may have).

We further confirm that our company intends to so publish the information and documents specified in Rule 12g3-2(b)(1)(iii) with the understanding that, in accordance with the terms of Rule 12g3-2(b)(4), such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 8 of the Exchange Act.

We further confirm that, in accordance with the Notes to Rule 12g3-2(e), our company will, at a minimum, publish on its internet website English language translations of the following information and documents that are required to be furnished under Rule 12g3-2(b)(1)(iii):

i. Our company's annual reports, including annual financial statements;

ii. Our company's interim reports, including financial statements;

iii. Our company's press releases; and

iv All other communications and documents our company distributes to the holders of its common shares.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.649.171.671 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

parmalat

Kindly acknowledge receipt of this amendment by sending a confirmatory email to me a.rigolli@parmalat.net

Very Truly Yours,

Parmalat S.p.A.

Corporate Affairs

Antonella Rigolli

END